Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended and as of December 31,
	2014	2013	2012	2011	2010
	$	$	$	$	$
Computation of earnings:
Income (loss) before income taxes	(28.7)	(77.8)	74.6	186.3	101.9
Less: Equity in net income of investments in affiliates	—	—	—	—	—
Plus: fixed charges	54.0	50.2	35.0	23.5	32.7
Less: capitalized interest	(2.3)	(1.6)	(1.1)	0.9	0.4
Earnings	23.0	(29.2)	108.5	210.7	135.0
Computation of fixed charges
Interest expense, net	50.4	47.5	33.1	21.5	31.1
Capitalized interest	2.3	1.6	1.1	0.9	0.4
Interest portion of operating lease expense	1.3	1.1	0.8	1.1	1.2
Fixed charges	54.0	50.2	35.0	23.5	32.7
Ratio of earnings to fixed charges	0.4	(0.6)	3.1	9.0	4.1
(a) Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected period is presented below.
	Year ended and as of December 31,
	2014	2013	2012	2011	2010
	$	$	$	$	$
Coverage deficiency - earnings to fixed charges	—	(79.4)	—	—	—